EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

June 9, 2020

Item 3	News Releases

News release dated June 9, 2020.

Item 4	Summary of Material Change

The Company announce that the Financial Industry Regulatory Authority, Inc. ("FINRA") has approved the Company’s request to change its OTC ticker symbol from PVOTF to BETRF, effective as of the opening of market trading on June 9, 2020.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

June 9, 2020

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SCHEDULE “A”

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BetterLife Pharma Announces OTC Trading Symbol Change to

“BETRF” Effective June 9, 2020

VANCOUVER, June 9, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) is pleased to announce that the Financial Industry Regulatory Authority, Inc. ("FINRA") has approved the Company’s request to change its OTC ticker symbol from PVOTF to BETRF, effective as of the opening of market trading on June 9, 2020.

No action is required to be taken by current shareholders with relation to the trading symbol change. BetterLife’s common shares will continue to trade on the Canadian Securities Exchange (CSE) under the symbol CSE: BETR, as well as the Frankfurt Stock Exchange under the symbol FRA: NPAT.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. For further information please visit abetterlifepharma.com.

Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note Regarding Forward-Looking Statements

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

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